

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Ms. Lee Ann Anderson
Vice President and Senior Trust Officer
San Juan Basin Royalty Trust
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

> **Re:** **San Juan Basin Royalty Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-08032**

Dear Ms. Anderson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief